November 13, 2014

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Second Sight Medical Products, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 14, 2014

File No. 333-198073

Dear Ms. Ravitz:

By this letter we are responding to your letter dated November 12, 2014 addressed to Robert Greenberg, President and Chief Executive Officer of Second Sight Medical Products, Inc. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Long Term Investor Right to Receive Additional Shares, page 82

1.	We note your revision in response to prior comment 3. Because the long-term investment rights are not evidenced by any other writing, please revise the representation to state that the description of the rights included in the prospectus is a full description of the rights, and revise as necessary to describe all material terms of those rights.

In accord with staff’s request we have revised disclosures to provide a full description of the rights and have revised as necessary to describe all material terms of those rights. Please see pages 82-83 of the prospectus.

2.	We note your revisions in response to prior comment 6, such as the statement that you will receive a list of original purchasers of IPO shares from the underwriter; however, it remains unclear how the underwriter will determine who is an original purchaser of IPO shares, and how investors will know that the broker from whom they purchased shares in the IPO is part of the underwriting selling group such that they have acquired LTIRs. Please expand your response to prior comment 6 to address how the underwriters will determine the purchasers entitled to receive LTIRs and how investors will know that they have acquired LTIRs.

We have expanded our response to address and describe how we will determine the purchasers entitled to receive LTIRs and how investors will know that they have acquired and perfected their LTIRs. We note that the sole underwriter and its selected dealers know and will be able to provide us with a list of each IPO purchaser and as described within the filing we will be able to track, verify and confirm to purchasers at the end of the 90 day period who has and who has not qualified to obtain the LTIR in accord with the terms presented within the registration statement.

Exhibits, page 94

3.	We note your response to prior comment 7; however, it appears you have not refiled Exhibit 10.15 with this amendment to your registration statement. Please file the final, executed version of the agreement

We have refiled the final executed version of Exhibit 10.15.

Exhibit 5.1

4.	Please file an opinion of counsel that includes an opinion as to the long-term investment rights themselves that are registered as separate securities on this registration statement.

We have prepared and filed an opinion of counsel that includes the long-term investment rights themselves that are registered as separate registered securities on this registration statement.

We acknowledge that all persons who are responsible for the accuracy and adequacy of the disclosure in the filing are certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules required and that such persons are responsible for the accuracy and adequacy of the disclosures they have made because they are in possession of all facts relating to a company’s disclosure.

We further acknowledge that a written request for acceleration of the effective date of the registration statement will be considered as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely yours,

/s/ Robert J. Greenberg

cc (via e-mail): Geoffrey Kruczek
Mary Beth Breslin
Tom Miller
Aaron A. Grunfeld